UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

30 August 2011	BHP Billiton Limited 180 Lonsdale Street Melbourne Victoria 3000 Australia GPO BOX 86A Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 4372 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1BH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr A Calderon

Date of last notice	1 April 2011

Date issuer informed of transaction	29 August 2011

Date and place of transaction	25 August 2011 (London Stock Exchange).

Nature of transaction	The acquisition of 80,000 ordinary shares in BHP Billiton Plc following the exercise of Performance Shares under the 2006 Long Term Incentive Plan and 33,343 ordinary shares in BHP Billiton Plc following the exercise of Deferred Shares under the 2009 Group Incentive Scheme. In addition, an on-market sale of 52,800 ordinary shares on the London Stock Exchange, made in order to meet expected tax obligations, also an on-market purchase of 25,053 ordinary shares on the London Stock Exchange.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street, Melbourne Victoria 3000 Australia	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)

Mr Calderon has an indirect interest in 342 ordinary shares in BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

No change to indirect holding.

Date of change	25 August 2011

No. of securities held prior to change	89,673 (Direct) (1) 342 (Indirect)

Class	Ordinary Shares in BHP Billiton Plc

Number acquired	113,343 (from exercise of awards) and 25,053 (on-market)

Number disposed	52,800

Value/Consideration	Exercise at nil cost Sale of 52,800 at £19.40 Purchase of 25,053 at £19.40

No. of securities held after change	175,269 (Direct) 342 (Indirect)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The acquisition of 80,000 ordinary shares in BHP Billiton Plc following the exercise of Performance Shares under the 2006 Long Term Incentive Plan and 33,343 ordinary shares in BHP Billiton Plc following the exercise of Deferred Shares under the 2009 Group Incentive Scheme. In addition, an on-market sale of 52,800 ordinary shares on the London Stock Exchange, made in order to meet expected tax obligations, also an on-market purchase of 25,053 ordinary shares on the London Stock Exchange.

Any additional information	Shareplus - correction of administrative oversight (see below)

(1)

In April 2011 it was reported that 376 BHP Billiton Plc shares were transferred to Mr Calderon’s direct shareholding under the Group’s all employee share plan SharePlus. Due to an administrative oversight 23 of these shares which were held indirectly by Computershare Nominees were sold to satisfy a tax obligation but were incorrectly reported in the disclosure notice as having been transferred to Mr Calderon. The 23 BHP Billiton Plc shares were sold without Mr Calderon’s knowledge on 4 April 2011 at £25.30 per share and the remaining shares were transferred to Mr Calderon’s direct shareholding.

Part 2 – Change of interests in contracts other than as described in Part 3

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Part 3 – Change of interests in options or other rights granted by the entities (cont’d)

Total number of securities over which options or other rights held at the date of this notice	676,993 –	maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

	30,495 –	maximum number of Deferred Shares (ordinary shares of BHP Billiton Plc) under the GIS

	342 –	maximum number of matched shares (ordinary shares of BHP Billiton Plc) under Shareplus

	707,830 –	Total

Any additional information	This notification is in respect of an exercise of vested 2006
Performance Shares (80,000) under the BHP Billiton Plc Long Term
Incentive Plan and the exercise of vested 2009 Deferred Shares
(33,343) under the BHP Billiton Plc Group Incentive Scheme.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Libby Joyner – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Libby Joyner	Tel:	+61 3 9609 2339
		Fax:	+61 3 9609 4372

	Geof Stapledon	Tel:	+44 20 7802 4176
		Fax:	+44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 30, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary